TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-03

PolyMet issues statement addressing EPA's filing on Section 401 determination

St. Paul, Minn., March 4, 2021 - The U.S. Environmental Protection Agency today filed a voluntary motion to remand its downstream water quality decision under Section 401 of the Clean Water Act, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together "PolyMet" or the "company") TSX: POM; NYSE American: PLM.  The company issued the following statement in response:

The science shows that PolyMet's project has no downstream water quality effects. EPA has never said otherwise, but it did not make explicit findings when the issue arose in 2018 after the Minnesota Pollution Control Agency certified that the project will not affect the state's water quality. This 90-day remand gives it the opportunity to do so.

PolyMet plans to participate fully, as appropriate, in this process and believes the science will once again prevail. The science is clear that water discharges from the NorthMet copper-nickel-precious metals mine will have no impact on downstream waters.

Two weeks ago, a federal district court dismissed claims against EPA under Section 402 of the Clean Water Act. EPA's request for a voluntary remand today does not affect that dismissal.

*  *  *  *  *

About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.